Exhibit 21.1

Subsidiaries of the Company

Subsidiary	Country of Incorporation
Cypres Enterprises Corp.	Panama
Darien Compania Armadora S.A.	Panama
Fiji Shipping Company Inc.	Marshall Islands
Batiki Shipping Company Inc.	Marshall Islands